SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as subsequently amended, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

–

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 8, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0671 (EUR 0.9371 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2023

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information, as prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of KfW Group’s figures for the full year ending December 31, 2023.

KfW Group’s total assets increased by 0.1%, or EUR 0.5 billion, from EUR 554.6 billion as of December 31, 2022 to EUR 555.2 billion as of September 30, 2023. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,320 million for the nine months ended September 30, 2023, compared to EUR 1,199 million for the corresponding period in 2022. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine months ended September 30, 2023, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions for KfW Group’s lending business in an amount of EUR 165 million for the nine months ended September 30, 2023, compared to expenses for risk provisions for lending business in an amount of EUR 129 million for the corresponding period in 2022;

•

Positive effects in an amount of EUR 11 million as market values of securities and equity investments increased in the nine months ended September 30, 2023, compared to positive effects of EUR 254 million for the corresponding period in 2022;

•

Net gains in an amount of EUR 142 million for the nine months ended September 30, 2023 due to fair value changes of derivative instruments used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 66 million for the corresponding period in 2022(1); and

•

Expenses relating to promotional activities in an amount of EUR 261 million for the nine months ended September 30, 2023, compared to expenses in an amount of EUR 181 million for the corresponding period in 2022.

KfW Group’s consolidated profit for the nine months ended September 30, 2023 amounted to EUR 1,224 million, compared to a profit of EUR 993 million for the corresponding period in 2022.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2023, compared to the corresponding period in 2022.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2023	2022	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	26,480	57,236	-54
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	29,694	54,727	-46
KfW Capital	1,758	572	>100
Export and Project Finance (KfW IPEX-Bank)	20,748	11,750	77
KfW Entwicklungsbank	2,142	2,542	-16
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	856	821	4
Financial Markets	452	366	23

Total Promotional Business Volume (1)(2)	80,841	127,912	-37

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the nine months ended September 30, 2023 has been adjusted for commitments of EUR 1,289 million, compared to EUR 101 million for the corresponding period in 2022, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of SME Bank’s (Mittelstandsbank) promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 80.8 billion for the nine months ended September 30, 2023, compared to EUR 127.9 billion for the corresponding period in 2022. The lower promotional business volume for the nine months ended September, 30, 2023, as compared to the corresponding period in 2022, was primarily driven by a significant reduction of the volume committed under SME Bank & Private Clients business sector and the decrease in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients that was mandated by the Federal Government in 2022 following Russia’s Invasion of Ukraine.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 26.5 billion for the nine months ended September 30, 2023, compared to EUR 57.2 billion for the corresponding period in 2022. This significant decrease was attributable to lower commitments in both the SME Bank as well as in the Private Clients segment due to more stringent application criteria with respect to the programs Federal Funding for Efficient Buildings (BEG), as well as lower commitments made in the priority area of start-ups and corporate investments (Gründung & Unternehmensinvestitionen) due to the expiry of the KfW Special Program (KfW-Sonderprogramm).

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 29.7 billion for the nine months ended September 30, 2023, compared to EUR 54.7 billion for the corresponding period in 2022. As indicated above, the lower promotional business volume for the nine months ended September 30, 2023 compared to the corresponding period in 2022, was primarily driven by the decrease in loan commitments to companies in the energy sector during this period. As previously disclosed, the commitments in this respect were made under special mandates (Zuweisungsgeschäft) by the Federal Government against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany following Russia’s invasion of Ukraine.

Commitments related to KfW Capital increased to EUR 1.8 billion for the nine months ended September 30, 2023, compared to EUR 572 million for the corresponding period in 2022. This substantial increase is mainly due to the investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into the “European Tech Champions Initiative” and the “DeepTech & Climate Fonds” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the nine months ended September 30, 2023 amounted to EUR 20.7 billion, compared to EUR 11.7 billion for the corresponding period in 2022. This significant increase was due to higher commitments made by KfW IPEX-Bank in all sectors except for the sector Financial institutions, trade and commodity finance, which decreased slightly and the Infrastructure sector, for which commitments remained stable compared to the corresponding period in 2022.

Commitments related to KfW Entwicklungsbank declined to EUR 2.1 billion for the nine months ended September 30, 2023, compared to EUR 2.5 billion for the corresponding period in 2022.

Commitments of DEG increased to EUR 856 million for the nine months ended September 30, 2023, compared to EUR 821 million for the corresponding period in 2022.

Commitments in KfW’s Financial Markets business sector increased to EUR 452 million for the nine months ended September 30, 2023, compared to EUR 366 million for the corresponding period in 2022, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2023 totaled EUR 75.1 billion, of which 57% was raised in euro, 26% in U.S. dollar and the remainder in seven other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates of the Federal Government, KfW, as previously disclosed, has had access to an additional source of financing through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in the first nine months of 2023 totaled EUR 6.9 billion, of which EUR 2.0 billion related to the KfW Special Program and EUR 4.9 billion related to the support of companies in the energy sector.

Capitalization and Indebtedness of KfW Group as of September 30, 2023

(EUR in millions)
Borrowings
Short-term funds	36,735
Bonds and other fixed-income securities	404,698
Other borrowings	58,519
Total borrowings	499,953
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	24,615
Fund for general banking risks	200
Revaluation reserve	92
Total equity	37,846

Total capitalization	537,798

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2023, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2023 is not necessarily indicative of its capitalization to be recorded as of December 31, 2023.

KfW Group’s total equity as of September 30, 2023 was EUR 37,846 million, compared to EUR 36,579 million as of December 31, 2022. The increase of EUR 1,267 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 1,224 million for the nine months ended September 30, 2023; and

(ii)	an increase of EUR 42 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Based on the results for the nine months ended September 30, 2023, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR amounted to 28.5%, in each case as of September 30, 2023 (not taking into account the interim profit of the third quarter of 2023). The increase of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2023, when the total capital ratio as well as the Tier1 Capital ratio amounted to 27.5%, was mainly due to a reduced total risk exposure amount as a result of rating improvements as well as the recognition of profits from the first half of 2023.

Other Recent Developments

Funding Volume for 2023

At the end of September 2023, KfW announced its intention to raise its planned funding volume for 2023 by EUR 5 billion to around EUR 90 billion from the EUR 80 to 85 billion originally announced at the beginning of 2023. Additional proceeds raised are also intended to serve as pre-funding for expected liquidity needs in 2024.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2022	0.4	1.3
4th quarter 2022	-0.4	0.8
1st quarter 2023	0.0	-0.2
2nd quarter 2023	0.1	0.0
3rd quarter 2023	-0.1	-0.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell slightly by 0.1% in the third quarter of 2023 compared with the second quarter of 2023 on a price-, seasonal- and calendar-adjusted basis. In the second quarter of 2023, economic performance had increased slightly by a revised 0.1%, after stagnating in the first quarter of 2023, as revised. In the third quarter of 2023, household final consumption expenditure, in particular, was lower, while gross fixed capital formation in machinery and equipment made a positive contribution.

Germany’s GDP in the third quarter of 2023 decreased by 0.3% on a price- and calendar-adjusted basis, compared with the third quarter of 2022.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2023 down 0.1% on the previous quarter, press release of October 30, 2023 (https://www.destatis.de/EN/Press/2023/10/PE23_420_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2022	0.7	8.8
November 2022	0.2	8.8
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 3.8% in October 2023. In September 2023, the inflation rate was 4.5%. This means that the rate of inflation has continued to slow and reached the lowest level since August 2021 (also +3.8%).

Food prices were up 6.1% in October 2023 compared with October 2022, which represents a slowdown in the year-on-year increase in food prices compared to previous months (September 2023: +7.5%; August 2023: +9.0%). A lower year-on-year increase in food prices than in October 2023 was last recorded in February 2022 (+5.4%). However, the price increases in many food groups in October 2023 were still markedly higher than overall inflation.

Energy prices in October 2023 were 3.2% lower than in October 2022 and therefore had a dampening effect on the inflation rate. Prior to this, energy prices last declined year on year in January 2021 (-2.0% compared with January 2020). The much lower prices in October 2023 were primarily due to the high level of energy prices in the preceding year due to Russia’s invasion of Ukraine (base effect). This is particularly apparent in the case of fuel prices, which were down 7.7% in October 2023 compared with October 2022. Household energy prices remained almost unchanged over the same period (+0.1%). Consumers had to pay considerably less, for instance, for heating oil (-28.2%) and natural gas (-13.0%) in October 2023 compared with October 2022. However, electricity was still markedly more expensive (+4.7%) in October 2023 than in October 2022.

Excluding energy prices, the year-on-year inflation rate stood at 4.5% in October 2023. Excluding food and energy prices, the inflation rate was 4.3%. These rates also demonstrate that inflation remains high in other product groups.

The prices of goods (total) were up 3.6% in October 2023 compared with October 2022, with the prices of non-durable consumer goods rising by 3.5% and the prices of durable consumer goods rising by 3.8% in October 2023 compared with October 2022.

In October 2023, the prices of services (total) increased by 3.9% compared with October 2022. The year-on-year rate of price increase therefore scarcely changed (September 2023: +4.0%). The Germany ticket, a combined ticket for rail, bus and the like, which has been available since May 2023, has had a downward effect on service prices since September 2023. Consumers had to pay less in particular for combined tickets for rail, bus and the like in October 2023 compared to October 2022 (-22.7%). Net rents exclusive of heating expenses also had a dampening effect (+2.0%) and continued to be a significant contributor to the increase in service prices. However, the prices of a number of other services increased considerably, for instance services of social facilities (+10.7%), maintenance and repair of dwellings (+10.5%), package holidays (+8.8%) and restaurant services (+6.7%).

Consumer prices in October 2023 remained unchanged compared with September 2023 (0.0%). Energy prices overall decreased by 1.7% in October 2023 compared with September 2023. Motor fuel prices were down 2.8% and as regards household energy, lower prices were recorded in particular for natural gas (-1.3%). Food prices (total) hardly rose at all in October 2023 compared with September 2023 (+0.1%). A number of prices, however, increased more substantially in October 2023, for instance clothing and footwear prices (+1.3%), due to seasonal factors.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +3.8% in October 2023, press release of November 8, 2023 (https://www.destatis.de/EN/Press/2023/11/PE23_429_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2022	2.9	3.1
October 2022	3.0	3.1
November 2022	3.0	3.0
December 2022	2.9	3.0
January 2023	3.1	3.0
February 2023	3.0	3.0
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	3.0
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.0

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2022, the number of employed persons in September 2023 increased by approximately 291,000 or 0.6%. Compared to August 2023, the seasonally adjusted number of employed persons in September 2023 increased slightly by approximately 1,000 or 0.0%.

In September 2023, the number of unemployed persons increased by approximately 48,000 or 3.7% compared to September 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2023 stood at 1.32 million, reflecting a decline of 1,000 compared to August 2023.

Sources: Federal Statistical Office, Employment at a new high in September 2023, press release of November 2, 2023 (https://www.destatis.de/EN/Press/2023/11/PE23_424_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, November 2, 2023 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-August 2023	January-August 2022
Goods	144.5	71.4
Services	-39.6	-17.9
Primary income	98.3	89.7
Secondary income	-39.1	-44.6

Current account	164.1	98.5

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of October 12, 2023 (https://www.bundesbank.de/resource/blob/914102/e83d6a52ecf063c02e60f8cf9c6f9dc4/mL/2023-10-12-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The effects of the energy price crisis in conjunction with general global economic weakness have put a greater strain on the German economy than was projected in the Federal Government’s spring forecast. In its autumn forecast published on October 11, 2023, the Federal Government projects German price-adjusted GDP to decline by 0.4% in 2023. However, an increase by 1.3% and 1.5% is expected in 2024 and 2025, respectively. This economic upswing is in part expected to be due to an expected significant decline in consumer price inflation in 2024 and 2025 (+2.6% and +2.0%, respectively) compared to 2023 (+6.1%). The labor market is also expected to remain robust.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion 2023, October 11, 2023 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2023.html); Bundesministerium für Wirtschaft und Klimaschutz, Habeck stellt Herbstprojektion der Bundesregierung vor, press release of October 11, 2023 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2023/10/20231011-habeck-stellt-herbstprojektion-vor.html); Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2022, April 26, 2023 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahr-2023.html).

Fiscal Outlook

The following table, published in October 2023, presents the Federal Government’s medium-term projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the five-year projection horizon 2023 until 2027 and the outcome in 2022. Sources include the 2023 federal budget of December 2022, as well as the draft 2024 federal budget and the fiscal plan to 2027, both of which were adopted by the Federal Government in July 2023. These figures do not take the Federal Government’s autumn projection on macroeconomic trends into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2027	2026	2025	2024	2023	2022
	(% of GDP)
General government deficit (-) / surplus (+)	-1 1⁄4	-1 1⁄4	-1 1⁄2	-2	-2 1⁄2	-2.5
General government gross debt	64 1⁄4	64 3⁄4	64 3⁄4	64 3⁄4	65 1⁄4	66.1

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2024, Table 1, October 2023 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2024.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Monetary Policy

On September 14, 2023, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 25 basis points to 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility) with effect from September 20, 2023 to ensure that inflation returns to its 2% medium-term target in a timely manner. The rate increase reflects the Governing Council’s assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. Based on its assessment at the time, the Governing Council stated that the key ECB interest rates had reached levels that, maintained for a sufficiently long duration, would make a substantial contribution to the timely return of inflation to the target level. On October 26, 2023 the ECB reaffirmed its decision by deciding to keep the three key ECB interest rates unchanged.

The Governing Council of the ECB also announced that the Asset Purchase Program portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council also stated that it intends to reinvest the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (“PEPP”) until at least the end of 2024 and that the future roll-off of the PEPP will be managed to avoid interference with the appropriate monetary policy stance.

Sources: European Central Bank, Monetary policy decisions, press release of September 14, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230914~aab39f8c21.en.html); European Central Bank, Monetary policy decisions, press release of October 26, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp231026~6028cea576.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: November 9, 2023